P.E. 2/1/02

SEC MAIL PROCESSING
RECEIVED
FEB 1 4 2002
WASH. D.C. 456 SECTION

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, ~~19~~ 2002

PROCESSED
FEB 2 0 2002
P
THOMSON FINANCIAL

LEITCH TECHNOLOGY CORPORATION
(Translation of registrant's name into English)

150 Ferrand Drive, Suite 700, Toronto, Ontario, M3C 3E5, CANADA
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-________________ .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEITCH TECHNOLOGY CORPORATION
(Registrant)

Date February 12, 2002

By ________________
(Signature)*

SAUL MUNJAL
VP + GENERAL COUNSEL

Salil Munjal
Vice President, General Counsel
and Corporate Secretary

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
99.1	Press Release dated February 7, 2002	

430796.1
13453-0001

99.1

think video @ LEITCH

Press Contact: Don Thompson
Director of Marketing Communications
Leitch Incorporated
Tel: +1(757) 548-2300; (800) 231-9673 x1025
don.thompson@leitch.com

Leitch Investor Contact: Reg Tiessen
Chief Financial Officer
Tel: +1 416-445-9640
Investors@leitch.com

7 February 2002 **FOR IMMEDIATE RELEASE**

Leitch Technology Corporation Provides Business Update

TORONTO — Leitch Technology Corporation (TSE:LTV;NASDAQ:LVID) today announced that revenue for its third quarter ended January 31, 2002 will be below previously expected levels due to a combination of weakness in its core markets and customer-initiated delays in shipments of orders. Revenue for the quarter is expected to be approximately $46 million compared with $52 million in the 2nd quarter. Net Operating Income (Loss) per share is expected to be in the ($0.04) to $0.01 range. Due to ongoing lack of visibility within the broadcast and related industries, the company said it is not providing any additional guidance for the remainder of the fiscal year.

"We have confidence in the strength of our customer relationships and in the solid reputation of Leitch's products, service, and name. For these reasons, we are well positioned to be the industry leader in growth and profitability when business confidence returns," said Margaret Craig, Leitch's newly appointed CEO. "Our customers are currently deferring purchases because of overall uncertainty in the markets, but our competitive position remains strong."

The company also announced that it is evaluating the carrying value of its investments in SiCon Video Corporation, Fastvibe Inc., and Path 1 Network Technologies Inc. "Our 2000

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strategy involved taking Leitch into new markets, and these investments were early stage financings within the media technology sector," said Reg Tiessen, Leitch's CFO. "Our intention was that each investee company would obtain follow-on funding from other sources and, while each has been actively seeking additional financing, the markets are currently very challenging."

"Our primary focus is on our core business and ensuring that we are closely aligned with our customers' businesses and their needs," added Ms. Craig. "Although we are confident that the markets and the economy will rebound over the next 12 months, concentrating our efforts and resources at this time will help to more profitability grow the business and restore shareholder value."

Ms. Craig also noted that the company has been taking aggressive steps to reduce expenses. Over the past year, head count has fallen to 885 from a peak of 967.

The company will release its earnings on February 26th at which time more information will be provided. Management will host a webcast discussing this press release at 5:00 p.m. (E.D.T.) on Thursday, February 7th. To access the webcast, please enter www.leitch.com/livewebcast02072002. Click on the link for the webcast. From there, you may test or download the required software to access the webcast.

For those unable to listen to the webcast at the scheduled time, the conference call will be archived and available for replay through the Leitch website. To access the archive, please go to

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www.leitch.com/webcastarchive and follow the same procedure outlined in the previous paragraph.

Forward Looking Statements

This news release contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "plans", "continue", or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, without limitation, the timing of acquisitions and expansion opportunities, technological change which may impact the Company's capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company's capital expenditures, any of which could cause actual results to vary materially from current results or the Company's currently anticipated future results. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities. The Company wishes to caution readers not to place undue reliance upon such forward-looking statements that speak only as of the date made. The Company assumes no obligation to update the information contained in this press release.

About Leitch Technology Corporation

Leitch Technology Corporation provides leading-edge solutions to store, switch, distribute, convert, and otherwise process high-quality audio and video signals. Applications for Leitch products span the broadcast, telco, cable, post production, Internet, and business-to-business markets. Leitch is headquartered in Toronto, Ontario, with other key offices in the United States, the United Kingdom, France, Brazil, Japan, Hong Kong and Australia.

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